                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                             JOHN H. HARLAND COMPANY

                                (Name of Issuer)

                         Common Stock, $1.00 Par Value

                         (Title of Class of Securities)

                                   412693103

                                 (CUSIP Number)

                           Daniel Schloendorn, Esq.
                           Willkie Farr & Gallagher
                             153 East 53rd Street
                           New York, New York  10022
                                (212) 821-8000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 1, 1997

                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|.** (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        Continued on following page(s)
                          Page 1 of 18 Pages
                         Exhibit Index: Page 15

------------------------

*        Initial  filing with respect to Soros Fund  Management  LLC,  Duquesne
         Capital  Management LLC and Mr. Stanley F.  Druckenmiller.

** A filing fee is not being paid with this statement pursuant to SEC Release No. 33-7331 whereby the filing fee has been eliminated for
         Schedule 13D.

                                  SCHEDULE 13D

CUSIP No. 412693103


1        Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  |_|
                                                     b.  |X|

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                              |_|

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                          1,809,900
   Shares
Beneficially               8        Shared Voting Power
  Owned By                          0
    Each
  Reporting                9        Sole Dispositive Power
   Person                           1,809,900
    With
                           10       Shared Dispositive Power
                                    0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                    1,856,600(1)

12       Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares*                                |X|

13       Percent of Class Represented By Amount in Row (11)
                                    6.01%

14       Type of Reporting Person*
                  OO, IA

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
----------------

1.       See Item 5.

                                  SCHEDULE 13D

CUSIP No. 421693103

1        Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

                  George Soros      (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  |_|
                                                     b.  |X|

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                              |_|

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                          0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                          1,809,900
    Each
  Reporting                9        Sole Dispositive Power
   Person                           0
    With
                           10       Shared Dispositive Power
                                    1,809,900

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                    1,856,600(1)

12       Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares*                                    |X|

13       Percent of Class Represented By Amount in Row (11)
                                    6.01%

14       Type of Reporting Person*

                  IA

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
----------------

1.       See Item 5.

                                  SCHEDULE 13D

CUSIP No. 412693103

1        Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

                  Stanley F. Druckenmiller (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  |_|
                                                     b.  |X|

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  185,600
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  1,809,900
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   185,600
    With
                           10       Shared Dispositive Power
                                            1,809,900

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            2,042,200(1)

12       Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares*                                 |_|

13       Percent of Class Represented By Amount in Row (11)
                                    6.61%

14       Type of Reporting Person*

                  IA
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
----------------

1.       See Item 5.

                                  SCHEDULE 13D

CUSIP No. 412693103


1        Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

                  Duquesne Capital Management, L.L.C.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  |_|
                                                     b.  |X|

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                              |_|

6        Citizenship or Place of Organization

                  Pennsylvania

                           7        Sole Voting Power
 Number of                                  185,600
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   185,600
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            185,600

12       Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares*                                    |X|

13       Percent of Class Represented By Amount in Row (11)

                                    0.60%

14       Type of Reporting Person*

                  OO, IA
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                  This Amendment No. 1 to Schedule 13D relates to shares of Common Stock, $1.00 par value per share (the "Shares"), of John H. Harland Company (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D dated September 19, 1996 (the "Initial Statement") filed by one of the Reporting Persons (as defined herein). This Amendment No. 1 is being filed by the Reporting Persons to report the transfer of the investment advisory contracts between (i) Soros Fund Management ("SFM") and Quantum Fund N.V., a Netherlands Antilles company ("Quantum Fund"), whose principal operating subsidiary is Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"), and (ii) SFM and Quota Fund N.V., a Netherlands Antilles company ("Quota"). SFM was granted investment discretion over portfolio investments, including the Shares, held for the accounts of Quantum Partners and Quota pursuant to these investment advisory contracts. The investment advisory contracts have been transferred from SFM to Soros Fund Management LLC ("SFM LLC"), a newly formed Delaware limited liability company. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.  Identity and Background.

                  This statement is being filed on behalf of SFM LLC, Mr. George Soros ("Mr. Soros") and Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller," and together with SFM LLC and Mr. Soros, the "Reporting Persons"). This statement relates to Shares held for the accounts of Quantum Partners, Quota and the Duquesne LLC Clients (as defined herein).

                  Effective as of January 1, 1997, SFM, a sole proprietorship of which Mr. Soros is the sole proprietor, transferred its investment advisory contracts with Quantum Fund and Quota to SFM LLC as part of a restructuring of the business of SFM, which will now be conducted through SFM LLC. SFM LLC has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its principal business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies (the "SFM Clients"), including Quantum Fund, Quantum Partners and Quota. Each of Quantum Fund, Quantum Partners and Quota has its principal office at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. SFM LLC's contracts with SFM Clients generally provide that SFM LLC is responsible for designing and implementing the SFM Clients' overall investment strategies; for conducting direct portfolio management strategies to the extent that SFM LLC determines that it is appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisors who manage separate portfolios on behalf of SFM Clients; and for allocating and reallocating the SFM Clients' assets among the outside managers and itself.

                  The business of SFM LLC is managed through a Management Committee (the "Management Committee") comprised of Mr. Soros, Mr. Druckenmiller and Mr. Gary Gladstein. Mr. Soros, as Chairman of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Mr. Druckenmiller, as Lead Portfolio Manager of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Set forth in Annex A hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of the Managing Directors of SFM LLC.

                  The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC at SFM LLC's principal office.

                  The principal occupation of Mr. Druckenmiller, a United States citizen, is his position as Lead Portfolio Manager and a Member of the Management Committee of SFM LLC, which is carried out at SFM LLC's principal office. Mr. Druckenmiller also owns a 75% interest in, and is the sole managing member of, Duquesne Capital Management, L.L.C., a Pennsylvania limited liability company ("Duquesne LLC"), an investment advisory firm which is engaged in a variety of direct and indirect investments. Duquesne LLC has its principal offices at 2579 Washington Road, Suite 322, Pittsburgh, Pennsylvania 15241-2591. Its principal business is to serve, pursuant to contract, as a discretionary investment advisor to a limited number of institutional clients (the "Duquesne LLC Clients").

                  Pursuant to regulations promulgated under Section 13(d) of the Act, SFM LLC, Mr. Soros, in his capacity as Chairman of SFM LLC and Mr. Druckenmiller, in his capacity as Lead Portfolio Manager of SFM LLC, each may be deemed a beneficial owner of securities, including the Shares, held for the accounts of Quantum Partners and Quota as a result of the contractual authority of SFM LLC to exercise voting and dispositive power with respect to such securities.

                  In addition, pursuant to regulations promulgated under
Section 13(d) of the Act, Mr. Druckenmiller may be deemed a beneficial owner of securities, including the Shares, held for the account of Duquesne LLC as a result of the contractual authority of Mr. Druckenmiller to exercise voting and dispositive power with respect to such securities.

                  During the past five years, none of the Reporting Persons, Quantum Partners, Quota and, to the best of the Reporting Persons' knowledge, any other person identified in response to this Item 2, has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                  SFM, on behalf of Quota, has granted investment discretion over certain funds of Quota to Discovery Management, L.P. ("Discovery Management"), the general partner of which is Smith and Summers LLC, pursuant to an investment advisory contract between Quota and Discovery Management (the "Discovery Management Contract"). The shares reported herein as being held for the account of Quota were acquired at the direction of Discovery Management. Discovery Management has informed the Reporting Persons that it has not expended any funds it manages for Quota to purchase the Shares acquired for the account of Quota during the 60 days prior to the date hereof.

                  The securities held for the accounts of Quantum Partners, Quota, other SFM Clients and/or the Duquesne LLC Clients may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in its margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.  Purpose of Transaction.

                  All of the Shares reported herein as having been acquired for or disposed of from the account of Quantum Partners, Quota and/or the Duquesne LLC Clients were acquired or disposed of for investment purposes. None of Quantum Partners, Quota, the Reporting Persons nor, to the best of their knowledge, any of the other individuals identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                  SFM LLC, Mr. Soros and Mr. Druckenmiller reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of SFM Clients, market conditions or other factors.

                  Similarly, Mr. Druckenmiller and Duquesne LLC reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of Duquesne LLC Clients, market conditions or other factors.

Item 5.  Interest in Securities of the Issuer.

                  (a) (i)     Each of SFM LLC and Mr. Soros may be deemed the
beneficial owner of 1,856,600 Shares (approximately 6.03% of the total number of Shares outstanding). This number consists of (A) 1,809,900 Shares held for the account of Quantum Partners, and (B) 46,700 Shares held for the account of Quota at Discovery Management.

                     (ii)     Mr.   Druckenmiller   may  be  deemed  the
beneficial   owner  of  2,042,200   Shares (approximately 6.63% of the total
number of Shares outstanding). The number consists of (A) 1,809,900 Shares held for the account of Quantum Partners, (B) 46,700 Shares held for the account of Quota at Discovery Management, and (C) 185,600 Shares held for the accounts of the Duquesne LLC Clients.

                    (iii) As a result of the assignment of the investment advisory contract between SFM and Quota to SFM LLC, SFM LLC may be deemed to have the ability to terminate the Discovery Management Contract within 60 days with respect to all investments made for the account of Quota at the direction of Discovery Management, including but not limited to those involving the Shares, and to acquire the voting and dispositive power held by Discovery Management with respect to the Shares. Accordingly, notwithstanding that neither SFM LLC, Mr. Soros or Mr. Druckenmiller currently exercises voting or dispositive power over such Shares, SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed to be the beneficial owner of 46,700 Shares held for the account of Quota (approximately 0.15% of the total number of outstanding Shares).

                    (iv) Duquesne LLC may be deemed the beneficial owner of the 185,600 Shares held for the accounts of the Duquesne LLC Clients (approximately 0.60% of the total number of Shares outstanding).

                   (b)     (i)      Pursuant to the terms of the contracts
between Quantum Fund and SFM LLC and Quota and SFM LLC, and as a result of the positions held by Mr. Soros and Mr. Druckenmiller with SFM LLC, SFM LLC may be deemed to have sole power and Mr. Soros and Mr. Druckenmiller may be deemed to have shared power to direct the voting and disposition of the 1,856,600 Shares held for the accounts of Quantum Partners and Quota.

                           (ii)     The power to direct the  voting  and
disposition of the 46,700 Shares held for the account of Quota currently is vested in Discovery Management pursuant to the Discovery Management Contract. SFM LLC has the contractual authority on behalf of Quota to terminate the Discovery Management Contract within 60 days and, as a result, SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed to have the ability to acquire voting and dispositive power held by Discovery Management with respect to such 46,700 Shares.

                           (iii)    As a result of the contracts  between
Duquesne and the Duquesne LLC Clients, and as a result of the position held by Mr. Druckenmiller with Duquesne LLC, each of Duquesne LLC and Mr. Druckenmiller may be deemed to have the sole power to direct the voting and disposition of the 185,600 Shares presently held for the accounts of Duquesne LLC Clients.

                   (c) Except as disclosed in Item 2 hereof, which is incorporated by reference in this Item 5, there have been no transactions effected with respect to the Shares since November 2, 1996 (60 days prior to the date hereof) by any of the Reporting Persons, Quantum Partners, Quota or the Duquesne LLC Clients.

                   (d) (i) The shareholders of Quantum Partners and Quota have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for the respective accounts of Quantum Partners and Quota in accordance with their ownership interests in Quantum Partners and Quota.

                           (ii)     The  Duquesne  LLC Clients  have the right
to participate in the receipt of dividends from, or proceeds from the sale of, securities (including the Shares) in accordance with their advisory contracts with Duquesne LLC.

                   (e)     Not applicable.

                  Each of SFM LLC and Mr. Soros expressly disclaims beneficial ownership of any Shares not held directly for the accounts of the SFM Clients. Duquesne LLC expressly disclaims beneficial ownership of any Shares not held directly for the accounts of the Duquesne LLC Clients.

Item 6. Contracts, Arrangements, Understandings in Relationship with Respect to Securities of the Issuer.

                  From time to time, each of the Reporting Persons, Quantum Partners, Quota, other SFM Clients and/or Duquesne LLC Clients may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time to the extent permitted by applicable laws, each of the Reporting Persons, Quantum Partners, Quota, other SFM Clients and/or Duquesne LLC Clients may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

                  Except as disclosed above the Reporting Persons and the SFM Clients do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

                  A. Power of Attorney dated as of January 1, 1997 granted by Mr. Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

                  B. Power of Attorney dated as of January 1, 1997 granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

                  C. Joint Filing Agreement dated January 1, 1997 by and among SFM LLC, Mr. Soros, Mr. Druckenmiller and Duquesne Capital Management, L.L.C.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 1, 1997                      SOROS FUND MANAGEMENT LLC


                                            By: /s/ Sean C. Warren
                                                    Sean C. Warren
                                                    Managing Director


                                            GEORGE SOROS


                                            By: /s/ Sean C. Warren
                                                    Sean C. Warren
                                                    Attorney-in-Fact


                                            STANLEY F. DRUCKENMILLER


                                            By: /s/ Sean C. Warren
                                                    Sean C. Warren
                                                    Attorney-in-Fact


                                            DUQUESNE CAPITAL MANAGEMENT, L.L.C.


                                            By: /s/ Michael A. Shay
                                                    Michael A. Shay
                                                    Vice President

                                     ANNEX A

                  The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:

                     Scott K. H. Bessent
                     Walter Burlock
                     Jeffrey L. Feinberg
                     Arminio Fraga
                     Gary Gladstein
                     Robert K. Jermain
                     David N. Kowitz
                     Alexander C. McAree
                     Paul McNulty
                     Gabriel S. Nechamkin
                     Steven Okin
                     Dale Precoda
                     Lief D. Rosenblatt
                     Mark D. Sonnino
                     Filiberto H. Verticelli
                     Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

                                EXHIBIT INDEX


Page No.
--------
A. Power of Attorney dated as of January 1, 1997 granted by Mr. George Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus

B.       Power of Attorney dated as of January 1, 1997 granted by Mr. Stanley
         F. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C.
         Neus

C. Joint Filing Agreement dated January 1, 1997 by and among Soros Fund Management LLC, Mr. George Soros, Mr. Stanley F. Druckenmiller and Duquesne Capital Management, L.L.C.